

April 3, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI Ltd**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2014**
> **Filed February 9, 2015**
> **Response Dated February 27, 2015**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your February 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2015 letter.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

1.   We have considered the data you provided in the confidentially submitted schedules in response to prior comment 2. Please address the following as it pertains to the information and data provided therein:

- Provide us with a schedule of proved undeveloped reserves ("PUDs") as of June 30, 2014 that includes information consistent with what was provided in your response dated February 27, 2015 regarding your plans to convert these PUDs to proved developed status by year of initial booking.

- Provide us with an analysis by well of reserves booked as of June 30, 2013 and June 30, 2014 that shows the period in which each well was scheduled to be drilled and the period in which each wells was actually drilled. To the extent current information is available, include activity through the period ended December 31, 2014.

- Tell us about the number of wells and quantities of PUDs converted to proved developed status during the fiscal years ended June 30, 2014 and 2013 related to existing wells versus those related to new wells (i.e., compare activity resulting from normal drilling activities to recompletions).

- Provide us with a more comprehensive explanation and separate quantification for each of the items identified as components of "PUDs removed for other reasons." To the degree that you have identified multiple causal factors within each item that makes up this category, please provide detail separately quantifying the impact to your PUDs.

- Tell us the extent to which, and the reasons why, you have attributed revisions to changes in regulatory factors.

- Explain the nature of PUDs for which the booked date was reset at fiscal year 2014 to June 30, 2014 due to change in operatorship and ownership.

2. Please tell us whether the PUDs associated with the decision to switch from drilling a vertical to horizontal well are deemed to represent an increase to the PUDs already booked or the recognition of new PUDs (i.e., whether the five year "clock" for development is reset).

3. In instances where you have booked non-primary zone PUDs, please tell us how the timing of when drilling will occur is determined. As part of your response, please tell us what is deemed to be a reasonable timeframe for development.

4. We note from your response to prior comment 3 that you consider, during the annual reevaluation of your long range plan ("LRP"), "the latest available data concerning future prices, costs, updated rig and other equipment availability and other external developments, as well as revised estimates of recoverable volumes and status of drilling obligations." With this available data, you then describe a process through which you rank "projects based on reevaluated investment criteria, giving deference to the generally applicable 5 year development window for PUD projects." Please explain in greater

detail what you mean by giving deference to the five year development window for PUD projects. Additionally, please describe in greater detail the components of your "reevaluated investment criteria" and tell us how that information is applied in your evaluation process.

5.   We were unable to determine from your response to prior comment 3 how prior instances of rescheduling PUD locations impacted your assessment of those locations as PUD reserves in subsequent periods. Please advise.

6.   Upon determination that PUDs should be written off due to the five year rule, please tell us whether the write-off typically occurs at the date in which that determination is made or whether the PUDs remain booked until the fifth year. As part of your response, explain how your consideration of other issues affects this process, such as regulatory factors, remaining lease terms, and changes in commodity prices.

7.   Please describe the process through which you evaluate PUDs that have been reclassified in prior periods because they were not drilled within five years of initial booking. In instances where these quantities are subsequently included as part of your PUDs, explain how you determine that the reasonable certainty criteria will be met.

8.   We note from your response to prior comment 3, regarding our request for a description of the internal controls you have established over the process of PUD rescheduling and reprioritization that final approval of the yearly LRP is made by the board of directors. Please describe for us in greater detail the nature and content of the information presented to the board of directors for their consideration. As part of your reply, please clarify the extent to which your senior management and Board of Directors, when adopting current or multi-year development plans, are fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Outlook, page 48

9.   Disclosure in your filing states that sustained periods of low prices for oil and natural gas are likely to materially and adversely affect the quantities of oil and natural gas reserves that you can economically produce. Please revise to provide additional language addressing the risks resulting from the uncertainty associated with recent changes in commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Your revised disclosure should also address the possibility of an impairment to your full cost

pool if the decline in commodity prices results in a decrease to your reserve quantities. Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.A. of SEC Release No. 33-8350.

10. Your disclosure also states that there may be a reduction in the borrowing base under your revolving credit facility if the decline in commodity prices is sustained. Please revise to provide additional disclosure addressing the extent to which your borrowing base may decrease based on expected oil and gas reserve values and other relevant factors. Refer to Item 303(a)(1) of Regulation S-K.

11. We note that you have reduced your capital expenditure budget for the fiscal year ended June 30, 2015 to approximately $680 million from your initial 2015 capital budget of $875 million. We also note that your capital expenditures during the six months ended December 31, 2014 totaled approximately $500 million (i.e., it appears that your capital expenditure budget for the remainder of the fiscal year is approximately $180 million). Please revise to describe how this change to your capital expenditure budget is expected to affect your plans to develop your proved undeveloped reserves in a manner consistent with the schedule underlying your determination of those reserves.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief